SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                             (Amendment No. 1)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              PANAVISION INC.
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                             (Name of Issuer)

                   Common Stock, par value $.01 per share
  -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 69830E 209
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                                 (CUSIP Number)

                          Barry F. Schwartz, Esq.
                     MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                         New York, New York  10021
                               (212) 572-8600
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
  and Communications)

                                  Copy to:

                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                         New York, New York  10022
                               (212) 735-3000

                                June 4, 1998
  ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( )

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



 CUSIP No. 69830E 209                13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      PX Holding Corporation
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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) ( )
                                                                    (b) ( )

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 3.   SEC USE ONLY

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 4.   SOURCE OF FUNDS
      AF
 -------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        ( )
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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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 NUMBER OF          7.  SOLE VOTING POWER          -0-
 SHARES
 BENEFICIALLY       8.  SHARED VOTING POWER
 OWNED BY                                          5,784,199
 EACH
 REPORTING          9.  SOLE DISPOSITIVE POWER     -0-
 PERSON
 WITH               10. SHARED DISPOSITIVE POWER
                                                   5,784,199
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 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   5,784,199
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 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        ( )
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 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      71.8%
 -------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON
      CO
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 CUSIP No. 69830E 209                13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Mafco Holdings Inc.
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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) ( )
                                                                    (b) ( )

 -------------------------------------------------------------------------
 3.   SEC USE ONLY

 -------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      WC
 -------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        ( )
 -------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
 -------------------------------------------------------------------------

     NUMBER OF     7.  SOLE VOTING POWER          -0-
      SHARES
      BENEFICIALLY  8.  SHARED VOTING POWER
      OWNED BY                                     5,784,199
      EACH
      REPORTING     9.   SOLE DISPOSITIVE POWER    -0-
      PERSON
      WITH          10.  SHARED DISPOSITIVE POWER  5,784,199
 -------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   5,784,199
 -------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        ( )
 -------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      71.8%
 -------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON
      CO
 -------------------------------------------------------------------------



 Item 1.   Security and Issuer.

           This statement relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 6219 DeSoto Avenue, Woodland Hills, California 91367.

 Item 2.   Identity and Background.

           This statement is being filed by (i) Mafco Holdings Inc., a corporation organized under the laws of the state of Delaware ("Mafco"), the sole stockholder of which is Ronald O. Perelman and (ii) PX Holding Corporation, a wholly owned subsidiary of Mafco and a corporation organized under the laws of the state of Delaware ("PX Holding" and together with and Mafco, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons. Mafco is a diversified holding company.

           The business address of the Reporting Persons is 35 East 62nd Street, New York, New York 10021.

           To the knowledge of the Reporting Persons, during the last five years neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

 Item 3.   Source and Amount of Funds or Other Consideration.

           The Reporting Persons have purchased 5,784,199 shares of Common Stock from the Company at a price of $26.69 per share. The purchase price for such shares totaled approximately $154,000,000. The funds used to purchase the shares came from resources available to Mafco.

 Item 4.   Purpose of Transaction.

      As previously reported by the Reporting Persons, on December 18, 1997, PX Holding, PX Merger Corporation, a Delaware corporation and a wholly owned subsidiary of PX Holding ("PX Merger"), and the Company entered into an Agreement of Recapitalization and Merger (the "Recapitalization Agreement"), providing for the merger (the "Merger") of PX Merger with and into the Company, whereupon the separate existence of PX Merger would cease and the Company would continue as the surviving corporation.

      The Merger and the transactions contemplated thereby were consummated on June 4, 1998, at which time (i) PX Merger merged with and into the Company and (ii) PX Holding acquired 5,784,199 shares of Common Stock (the "Stock Purchase Shares").

      After giving effect to the Merger, the members of the board of directors of the Company included Mr. Perelman, William C. Scott, John S. Farrand, Howard Gittis, James R. Maher, Joseph P. Page, Martin D. Payson and Kenneth Ziffren.

      As previously reported, in connection with entering into the Recapitalization Agreement, Mafco, the Company and Warburg, Pincus Capital Company, L.P., a Delaware limited partnership ("Warburg") entered into the Voting and Stockholders Agreement, dated December 18, 1997, as amended and restated on April 16, 1998 (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, after giving effect to the Merger, Mafco has an option to purchase at $30.00 per share of Common Stock, 1,526,040 shares of Common Stock (the "Warburg Shares") from Warburg and Warburg has an option to sell at $25.00 per share of Common Stock, the Warburg Shares. Each such option is exercisable in whole, but not in part, during the period beginning on June 4, 1999 and ending on June 4, 2000.

      Concurrently with the Merger, (i) the certificate of incorporation of the Company was amended and restated in accordance with the terms of the Recapitalization Agreement and (ii) the bylaws of PX Merger as in effect at the effective time of the Merger became the bylaws of the Company.

      The foregoing summary of the Recapitalization Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. The Stockholders Agreement is attached hereto as Exhibit II and is incorporated herein by reference in its entirety. The foregoing summary of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

      The Reporting Persons do not have any plans or proposals, other than those described in the preceding paragraphs, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire or dispose of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

  Item 5.   Interest in Securities of the Issuer.

      (a)-(b) As of June 4, 1998, following the recapitalization of the Company and based upon information provided by the Company, there were 8,055,619 shares of Common Stock outstanding, of which, as a result of the acquisition of the Stock Purchase Shares, the Reporting Persons may be deemed to have beneficial ownership of 71.8% of the Common Stock then outstanding.

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by the Reporting Persons during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See Item 4, above. Except as provided in the Recapitalization Agreement or the Stockholders Agreement or as set forth herein, to the best of the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Pursuant to the Registration Rights Agreement, dated as of June 5, 1998, by and between the Company and PX Holding, the Company has granted certain rights to the Reporting Persons with respect to the registration under the Securities Act of 1933, as amended, of the Stock Purchase Shares held by the Reporting Persons or their transferees. The Registration Right Agreement relating to such rights is attached hereto as Exhibit III. The Stock Purchase Shares owned by the Reporting Persons are, and shares of intermediate holding companies may from time to time be, pledged to secure obligations.

 Item 7.   Material to be Filed as Exhibits.

           Exhibit I   -       Agreement pursuant to Rule 13d-1(f) filed
                               herewith.

           Exhibit II  -       Amended and Restated Voting and Stockholders
                               Agreement, by and among Warburg, Pincus
                               Capital Company, L.P., Panavision Inc. and
                               Mafco Holdings Inc., dated as of April 16,
                               1998.

           Exhibit III  -      Registration Rights Agreement, by and between
                               PX Holding Corporation and Panavision Inc., dated as of June 5, 1998.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:  June 11, 1998




                               MAFCO HOLDINGS INC.

                               By:  /s/ Barry F. Schwartz
                                  --------------------------------
                               Name:  Barry F. Schwartz
                               Title: Executive Vice President and
                                      General Counsel


                               PX HOLDING CORPORATION

                               By:  /s/ Barry F. Schwartz
                                  --------------------------------
                               Name:  Barry F. Schwartz
                               Title: Executive Vice President and
                                      General Counsel



                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                            Mafco Holdings Inc.

           Set forth below is each director and executive officer of Mafco Holdings Inc. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal address of Mafco Holdings Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

 Name and Address         Present Principal Occupation or Employment

 Ronald O. Perelman       Director, Chairman and Chief Executive Officer

 Donald G. Drapkin        Director and Vice Chairman

 Irwin Engelman           Executive Vice President and Chief Financial
                          Officer

 Howard Gittis            Director and Vice Chairman

 James R. Maher           Director and President

 Barry F. Schwartz        Executive Vice President and General
                          Counsel


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                           PX Holding Corporation

           Set forth below is each director and executive officer of PX Holding Corporation. The principal address of PX Holding Corporation and the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

 Ronald O. Perelman       Director, Chairman of the Board and Chief
                          Executive Officer

 Howard Gittis            Director and Vice Chairman

 Irwin Engelman           Executive Vice President and Chief Financial
                          Officer

 Barry F. Schwartz        Executive Vice President and General Counsel